UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2026.

Commission File Number 001-41976

PoWErbank Corporation
(Translation of registrant’s name into English)

505 Consumers Rd., Suite 803
Toronto, Ontario, M2J 4Z2 Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☐ Form 40-F ☒

INCORPORATION BY REFERENCE

Exhibits 99.1 - 99.4 to this report on Form 6-K furnished to the SEC are expressly incorporated by reference into the Registration Statement on Form F-10 of POWERBANK CORPORATION (File No. 333-287070), as amended and supplemented.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 30, 2026	PowerBank Corporation

	By:	/s/ Sam Sun
Sam Sun
Chief Financial Officer & Corporate Secretary

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Exhibit Index

Exhibit	Description of Exhibit
99.1	Form of Securities Purchase Agreement, between PowerBank Corporation and the purchasers identified on the signature pages thereto, dated as of June 29, 2026.

99.2	Letter Agreement, between PowerBank Corporation and A.G.P./Alliance Global Partners, as placement agent, dated as of June 29, 2026.

99.3	Consent of ZH CPA, LLC dated June 29, 2026.

99.4	Consent of Hodgson Russ LLP dated June 29, 2026.

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